EXHIBIT 99.8
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[GRAPHIC OMITTED]                                  RBC Dominion Securities Inc.
[LOGO - RBC CAPITAL MARKETS]                                        P.O. Box 50
                                                               Royal Bank Plaza
                                                      Toronto, Ontario  M5J 2W7
                                                      Telephone: (416) 842-2000




                                                                   May 12, 2006
The Special Committee of the Board of Directors
Advantage Oil & Gas Ltd.
Petro-Canada Centre,
West Tower, Suite 3100
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7



To the Special Committee:

      RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Advantage Energy Income Fund ("Advantage" or the "Fund") agreed to merge with Ketch Resources Trust ("Ketch") through a Plan of Arrangement (the "Arrangement") involving the exchange of each Ketch unit for
0.565 of an Advantage unit. RBC further understands that the Fund has reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM for total consideration of $44 million plus accrued management fees and performance fees for the period January 1, 2006 to March 31, 2006 in the amount of $3.5 million (the "Internalization"). RBC understands that the Internalization is a condition of the Arrangement imposed by Ketch and that the Internalization will not proceed if the Arrangement is not completed. The terms of the Internalization and the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to unitholders of both the Fund and Ketch in connection with the Arrangement.

      The Special Committee of the Board of Directors (the "Special Committee") of Advantage Oil & Gas Ltd. has retained RBC to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Arrangement from a financial point of view to the Fund (the "Fairness Opinion"). The Special Committee has also retained RBC to provide advice and assistance to the Special Committee in evaluating the Internalization, including the preparation and delivery to the Special Committee of RBC's opinion as to the fairness of the consideration to be paid by the Fund under the Internalization from a financial point of view to the Fund (the "Internalization Fairness Opinion"), which has been delivered to the Special Committee under separate letter dated the date hereof and is also included in the Circular. RBC has not prepared a valuation of Advantage, Ketch, AIM or any of their securities or assets and the Fairness Opinion should not be construed as such.

ENGAGEMENT

      The Special Committee initially contacted RBC regarding a potential advisory assignment on March 31, 2006, and RBC was formally engaged by the
Special Committee through an agreement between the Fund and RBC (the "Engagement Agreement") dated April 7, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fee of $1.1 million, collectively, for the Fairness Opinion and the Internalization Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Fund in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the

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                                      -2-


Circular and to the filing thereof, as necessary, by the Fund with the securities commissions or similar regulatory authorities in each province of Canada.

      RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, Ketch or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, Ketch, the Internalization or the Arrangement.

CREDENTIALS OF RBC CAPITAL MARKETS

      RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

SCOPE OF REVIEW

      In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

      1. the letter agreement between Advantage and Ketch dated March 31, 2006;

      2. the Arrangement agreement between Advantage and Ketch dated April 24, 2006;

      3. the most recent draft of the Circular dated May 12, 2006 (the "Draft Circular");

      4. audited financial statements of the Fund for each of the five years ended December 31,2005;

      5. the audited financial statements of Ketch for the year ended December 31, 2005;

      6. the audited financial statements of AIM for the year ended July 31, 2005;

      7. annual reports of the Fund for each of the two year ended December 31, 2005;

      8.    the annual report for Ketch for the year ended December 31, 2005;

      9. the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Fund and Ketch for each of the two years ended December 31, 2005;

      10. annual information forms of the Fund for each of the two years ended December 31, 2005;

      11. annual information form of Ketch for the year ended December 31, 2005;

      12. The Plan of Arrangement Circular between Bear Creek Energy Ltd., Ketch Resources Ltd., Ketch Resources Trust, Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Securityholders And Ketch Securityholders dated December 17, 2004;

      13. internal management budgets of the Fund and Ketch for the year ending December 31, 2006;

      14. pro forma forecast prepared by management of the Fund for the combined entity for the period from July 1, 2006 to December 31, 2006;


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                                      -3-


      15. presentation materials and analysis prepared by AIM regarding the Internalization;

      16. the terms of the Internalization as described in the letter agreement dated April 24, 2006;

      17. the management contract between AIM and the Fund (the "Management Agreement");

      18. the Sproule Associates Limited Reserve Report, for Advantage, dated December 31, 2005;

      19.   discussions  with the Fund's reserve  engineers  Sproule  Associate
            Limited;

      20. the GLJ Petroleum Consultants Limited reserve report, for Ketch, dated December 31, 2005;

      21.   discussions   with  Ketch's   reserve   engineers   GLJ   Petroleum
            Consultants Limited;

      22.   discussions with senior management of Ketch, the Fund and AIM;

      23.   discussions with the Fund's and Ketch's legal counsel;

      24. public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected public companies considered by us to be relevant;

      25.   public   information  with  respect  to  other  transactions  of  a comparable nature considered by us to be relevant;

      26.   public information regarding the oil & gas trust market;

      27. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of Ketch and the Fund as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

      28.   such other corporate,  industry and financial  market  information,
            investigations   and  analyses  as  RBC  considered   necessary  or
            appropriate in the circumstances.

      RBC has not, to the best of its knowledge, been denied access by the Fund to any information requested by RBC. As the auditors of each of the Fund and Ketch declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of either the Fund or Ketch and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Fund and Ketch and the reports of the auditors thereon.

ASSUMPTIONS AND LIMITATIONS

      With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Fund, Ketch and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

      Senior officers of the Fund have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Fund or in writing by the Fund or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects,


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and did not and does not contain  any untrue  statement  of a material  fact in respect of the Fund, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Fund, its subsidiaries or the Arrangement necessary to make the Information or any statement contained
therein  not  misleading  in  light  of  the  circumstances   under  which  the
Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in
the  financial  condition,   assets,  liabilities  (contingent  or  otherwise),
business, operations or prospects of the Fund or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

      Senior officers of Ketch have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of Ketch or in writing by Ketch or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and remains complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Ketch, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of Ketch, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that
(ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Ketch or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

      In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Fund, Ketch and their respective subsidiaries and affiliates and the Arrangement is accurate in all material respects.

      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Fund, Ketch and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Fund and Ketch. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

      The Fairness Opinion has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any person other than the Special Committee or the Board of Directors without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

      RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together,


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could create a misleading view of the process  underlying the Fairness Opinion.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Advantage units as to whether to vote in favour of the Arrangement.

FAIRNESS ANALYSIS

      APPROACH TO FAIRNESS

      In considering the fairness of the consideration paid under the Arrangement, from a financial point of view, to the Fund, RBC considered the following approaches: (i) a comparison of the consideration to be paid under the Arrangement to a net asset value analysis of Ketch, (ii) a comparison of the multiples implied under the Arrangement to an analysis of recent comparable precedent transactions; and (iii) an analysis of the pro forma impact of the Arrangement on the cash flows, distributions and net asset value per unit of the Fund.

      FAIRNESS CONCLUSION

      Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid by the Fund under the Arrangement is fair from a financial point of view to the Fund. RBC DOMINION SECURITIES INC.


Yours very truly,


/s/ Dominion Securities, Inc.
--------------------------------
DOMINION SECURITIES, INC.





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